EXHIBIT 10.21

                                                             George  C.  Evans
S  E  A  R  C  H                                     Chairman,  President  and
CAPITAL  GROUP,  INC.                                Chief  Executive  Officer


                                 May 1, 1996




Mr.  James  F.  Leary
Vice  Chairman,  Finance
Search  Capital  Group,  Inc.
700  North  Pearl  Street,  Suite  400
Dallas,  TX  75201

Dear  Jim:

     This will confirm our agreement that you will join Search Capital full-time effective May 1, 1996 with an annual increase in salary to $160,000. As we agreed, this letter will serve as a two-year engagement letter or contract for your protection, exclusive of gross negligence and/or theft, the same terms, Jim, that correlate to my contract. Needless to say, along with this comes all the benefits and bonus which hopefully, with our results, will be very healthy in the next year, as well as the future.

     As we both are aware, it is highly unusual to give these type contracts to someone who is 66 years old. But, you look 10 years younger and you work 10 years younger and age is not a factor from my perspective. It is your ability and your results. I am very pleased with the excellent contacts you have generated, which I believe will help this company immensely. I am also pleased to have you on Board full-time as Vice Chairman of Finance. Your contribution is essential in making this company work.

     Welcome  aboard,  full-time!

                                      Sincerely,


                                 By:  ___/s/ George C. Evans
                                      ----------------------
                                      George  C.  Evans
                                      Chairman,  President  and
                                      Chief  Executive  Officer

GCE/pm

Agreed  to  and  accepted  this  1st  day  of  May,  1996.


By:  ___/s/ James F. Leary
     ---------------------
     Mr.  James  F.  Leary